August 6, 2013

VIA EDGAR AND OVERNIGHT DELIVERY	WRITER’S DIRECT LINE (213) 683-9137 (213) 683-5137 FAX Rob.Knauss@mto.com
John Reynolds Assistant Director U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	Simon Worldwide, Inc.

Amendment to Registration Statement on Form S-1

Filed July 15, 2013

File No. 333-189020

Dear Mr. Reynolds:

On behalf of Simon Worldwide, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated July 26, 2013 (the “Comment Letter”) relating to the Company’s above-referenced Registration Statement on Form S-1 (File No. 333-189020), initially filed on May 31, 2013 (the “Registration Statement”), as amended on July 15, 2013 (the Registration Statement as amended on July 15, 2013, “Amendment No. 1”). We have been authorized by the Company to provide the responses contained in this letter on its behalf.

The Company is concurrently filing, via EDGAR, Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which contains changes to the Registration Statement to reflect responses to the Staff’s comments set forth in the Comment Letter. For the convenience of the Staff, we are supplementally providing four (4) blacklined copies, complete with exhibits, of Amendment No. 2, marked to show changes from Amendment No. 1 filed on July 15, 2013.

MUNGER, TOLLES & OLSON LLP

Mr. John Reynolds

August 6, 2013

For your convenience, we have inserted each of the comments from the Comment Letter in bold italicized text below, and have followed each comment with the Company’s response in plain text. Except as otherwise specifically indicated, page references in the Company’s responses to the Staff’s comments correspond to the pagination of Amendment No. 2.

General

1. We note your response to prior comment three from our letter dated June 26, 2013 and your statement that you have reserved the right to cancel the offering if you do not receive aggregate proceeds sufficient to fund your investment. However, you do not appear to have obligated yourself to do so, as would be the case in an’ all or none’ offering. Please substantially revise your Use of Proceeds, Dilution and Capitalization consistent with our prior comment to the extent this continues to be an offering with no minimum or advise.

RESPONSE TO COMMENT 1

The Company has revised the disclosures on pages 23, 24, 38 and 39 to reflect the Staff’s comment.

Fee Table

2. Please revise the fee table in light of the maximum offering amount, as stated on the prospectus cover page.

RESPONSE TO COMMENT 2

The Company has revised the fee table to reflect the Staff’s comment.

Prospectus Cover Page

3. We note the reference to amending the rights offering to extend the offering for more than 30 days or other fundamental changes to the terms of the offering. Please note that fundamental changes to the terms of the offering are considered a new offering. Where modifications are made to the terms of the offering, other than a change in the duration of the offering, all of the proceeds received by the issuer must be returned to the purchasers at least contemporaneously with the institution of the new offering in the post-effective amendment. If the offering is extended beyond the last extension contemplated by the prospectus, the money must be refunded pursuant to the terms described in the prospectus unless the purchasers make an affirmative statement to the issuer that they wish to subscribe to the extended offering. This is conditioned upon either receipt of an affirmative reconfirmation prior to the original offering termination date or the prompt refund of such funds to the subscribers. Please revise the disclosure accordingly.

MUNGER, TOLLES & OLSON LLP

Mr. John Reynolds

August 6, 2013

RESPONSE TO COMMENT 3

The Company has revised the disclosures on the prospectus cover page and on pages 4, 5, 20 and 33 to reflect the Staff’s comment.

4. We note the scheduled capital contribution to be made in July 2013. Please clarify whether you have obtained an extension. If so, please file as an exhibit.

RESPONSE TO COMMENT 4

The Company has revised the disclosures on the prospectus cover page and on page 17, and has filed the Three Lions Member Acknowledgement, Consent and Waiver as Exhibit 10.35 to Amendment No. 2, to reflect the Staff’s comment.

Business

5. Please revise the discussion on page 25 where you discuss your total assets as of March 31, 2013 to address your deferred tax assets and discuss the extent to which you would be able to use them to offset net income, if any, earned by Three Lions. To the extent that potential changes in the fair value of the deferred tax asset factored into your offering price, please revise to address.

RESPONSE TO COMMENT 5

The Company has revised the disclosures on pages 3, 8, 9, 19, 26 and 37 to reflect the Staff’s comments.

6. We note your statement that the description of the LLC Agreement is a summary and qualified by the terms of the actual agreement. Please revise to clarify that your summary discusses all material provisions of the LLC Agreement.

RESPONSE TO COMMENT 6

The Company has revised the disclosure on page 28 to reflect the Staff’s comment.

7. We note the reference on page 29 to trademark license royalty advances and payments. Please clarify the material terms of any licenses owned by Three Lions, including the scope of the license and payment obligations.

RESPONSE TO COMMENT 7

The Company has revised the disclosure on page 30 to reflect the Staff’s comment.

Material U.S. Federal Income Tax Considerations

8. Please revise the disclosure on page 43 to clearly state the opinion of named counsel.

RESPONSE TO COMMENT 8

The Company has revised the disclosure on page 46 to reflect the Staff’s comment.

MUNGER, TOLLES & OLSON LLP

Mr. John Reynolds

August 6, 2013

Exhibits

9. Please file exhibit 4.3 in its entirety. We note the reference to the attached Fee and Service Schedule.

RESPONSE TO COMMENT 9

To reflect the Staff’s comment, the Company has filed Exhibit 4.3 in its entirety, including the referenced Fee and Service Schedule.

10. We reissue comment 26 from our letter dated June 26, 2013. Please provide a more detailed analysis as to why you believe this falls within Item 601(b)(2) rather than Item 601(b)(10) of Regulation S-K. For instance, we note that the Form 8-K refers to this as the Operating Agreement, which would appear to continue to govern the operations of the LLC, rather than solely relating to the acquisition of the LLC interests. In addition, to the extent that this does fall within Item 601(b)(2), please file all material schedules, include a list identifying the contents of all omitted schedules and agree to furnish supplementally a copy of any omitted schedule to the Commission upon request.

RESPONSE TO COMMENT 10

As discussed with the Staff, the Company believes the Three Lions LLC Agreement falls within both Item 601(b)(2) and Item 601(b)(10) of Regulation S-K, and that certain exhibits to the LLC Agreement arise solely in respect of the LLC Agreement’s role as a plan of acquisition of its Three Lions LLC interests. To reflect the Staff’s comment, however, the Company will file substantially concurrently herewith Amendment No. 2 to the Form 8-K initially filed by the Company on March 22, 2013, which includes all of the exhibits to the Three Lions LLC Agreement, together with a confidential treatment request with respect to certain portions of such exhibits.

Please do not hesitate to contact me at (213) 683-9137 with any questions or comments regarding this response letter or Amendment No. 2. Thank you for your assistance.

Very truly yours,

/s/ Robert B. Knauss

Robert B. Knauss

Enclosures

RBK:MEG

cc:	Greg Mays, Chief Executive Officer (w/o encls.)

Anthony Espiritu, Chief Financial Officer and Controller (w/o encls.)

Terrence Wallock, Acting General Counsel and Secretary (w/o encls.)